Rentokil Initial

FILE NO: 82-3806

03 MAR 12 AM 7:21

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

3 March 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03007496

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Preliminary Results for year 31 December 2002
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. See attached.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

dlw 3/19

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Final Results
Released	07:00 27 Feb 2003
Number	0365I

Date 27th February 2003

Rentokil Initial Preliminary Results for the Year to 31st December 2002

New Chief Executive completes business review and implements management restructuring

New Chief Executive James Wilde said today:

"I am pleased to report our 2002 preliminary results and the implementation of the most significant management restructuring in twenty years, following the business review that I conducted during the second half of last year. This new structure will provide the platform for continued growth, tighter operational control and any further changes that I may make."

* Turnover — increased to £2,339.5m. Up 4.3% at actual rates and up by 6.3% at constant average exchange rates for 2002.

* Profits before tax — increased to £390.3m. Up 4.3% at actual rates and up by 6.7% at constant average exchange rates for 2002.

* Very strong operating cash flow at £243.1m.

* Earnings per share up 12.8% to 15.00p.

* Full year dividend per share up 10.6% to 5.53p.

* Excellent performances in Security and Parcels Delivery.

* Major improvement in Facilities Management resulting from success

of multi-service strategy.

* Strong performance across Continental Europe.

* Increased investment in sales and marketing to drive continuing organic growth.

* New, service-based, sector management structure implemented.

* Company aims for strong growth in earnings per share for 2003.

The results for 2002 were:-

Turnover increased by 4.3% to £2,339.5m but by 6.3% at constant average exchange rates for 2002. At constant average exchange rates for 2001 turnover growth would have been 7.9%, differences on exchange costing £80.8m.

Profits before tax increased by 4.3% to £390.3m but by 6.7% at constant average exchange rates for 2002. At constant average exchange rates for 2001, growth in profits before tax would have been 8.7%, differences on exchange costing £16.4m.

Earnings per share increased by 12.8% to 15.00p, benefiting from the good increase in profits, the strong cash flow, the lower tax charge and the share buy-back programme.

Dividend The Board has proposed a 10.6% increase in the final dividend to 3.95p per share, giving a full year dividend of 5.53p per share, an increase of 10.6% over 2001.

Segmental Commentary (at constant average exchange rates for 2002)

As a result of the strategic restructuring of the business in 2000, which was partly designed to minimise the exposure to cyclical businesses, the company's activities are exhibiting good resilience to the current downturn in the world's economies.

Hygiene Services was up by 3.8% in turnover at £697.6m and 2.4% in operating profits at £197.8m. Continental Europe was up 8.2% in turnover at £425.0m, with particularly strong performances in France and the Netherlands and good performances in Italy, Spain and Switzerland. UK turnover was down by 3.3% at £188.8m, North America down 5.8% at £6.7m and Asia Pacific and Africa up by 0.4% at £77.1m with a particularly good performance in Indonesia.

Security Services turnover was up 10.2% at £554.4m with operating profits up by 6.5% to £52.2m. Continental Europe turnover was up 10.0% at £130.5m with an excellent performance in France and a good improvement in Belgium. North America turnover was up by 13.8% at £163.3m with continued excellent growth in manned guarding contracts in the USA. UK turnover was up by 8.1% at £260.6m.

Pest Control Services turnover was up by 3.8% at £211.2m and operating profits up by 4.1% at £79.0m. UK turnover was up by 1.0% at £68.8m and Continental Europe up by 5.2% at £94.6m, with good performances in Italy, the Netherlands, Belgium, and Spain. North America turnover was up by 6.1% at £16.5m and Asia Pacific and Africa turnover up by 4.4% at £31.3m, with strong performances in Malaysia and Thailand.

Tropical Plants turnover fell by 2.3% to £119.6m and operating profits by 9.5% to £20.9m. North America turnover was down by 6.5% at £70.7m with disappointing levels of festive season activity. Continental Europe turnover was up by 12.9% at £27.2m with good performances in Norway and Belgium. UK turnover was down by 1.9% to £13.0m. Asia Pacific and Africa turnover was down by 7.0% at £8.7m.

Conferencing turnover grew by 3.9% to £77.6m with operating profits down by 3.6% to £26.8m reflecting lower levels of occupancy and customers' discretionary spending, especially over the Christmas period.

Parcels Delivery turnover was up by 15.0% at £189.0m with operating profits up by 15.7% at £28.8m. UK performed strongly with turnover up by 13.1% to £182.9m due to gains in market share but, as explained at the

half year, the turnover contribution from our Southern African business was reduced to £6.1m, in spite of a strong performance measured in local currency. This arises from the major difference in the exchange rates used for the full year 2002 to those for the full year 2001.

Facilities Management showed a major improvement over 2001 with turnover growing by 6.2% to £490.1m, benefiting from the impact of new multi-service contracts, with operating profits, as expected, growing somewhat slower (at 2.0%) to £36.2m.

Geographic Commentary (at constant average exchange rates for 2002)

UK turnover grew by 5.6% to £1,153.4m and operating profits by 1.0% to £225.2m. Hygiene turnover was down by 3.3% at £188.8m, Security up by 8.1% to £260.6m, Tropical Plants down by 1.9% at £13.0m, Pest Control up by 1.0% to £68.8m, Conferencing up by 3.9% to £77.6m, with Facilities Management improving strongly over 2001 and excellent growth from Parcels Delivery.

Continental Europe turnover was up by 7.7% to £722.1m and operating profits by 6.3% to £151.9m. Hygiene turnover was up by 8.2% to £425.0m, Security up 10.0% to £130.5m, Tropical Plants up by 12.9% to £27.2m and Pest Control up by 5.2% to £94.6m.

North America turnover was up by 6.3% to £334.4m and operating profits up by 1.0% to £20.5m. Hygiene turnover was down by 5.8% to £6.7m, Security turnover was up by 13.8% to £163.3m, Tropical Plants was down by 6.5% to £70.7m and Pest Control up by 6.1% to £16.5m.

Asia Pacific and Africa turnover was up by 4.0% to £129.6m and operating profits up by 2.3% to £44.1m. Hygiene turnover was up by 0.4% to £77.1m, Tropical Plants turnover down by 7.0% to £8.7m, with Pest Control turnover up by 4.4% to £31.3m and a strong performance in Parcels Delivery.

Cash Flow before acquisitions, disposals, dividends and share buy-backs, has been very strong at £243.1m.

Borrowings Net borrowings at the year end were £1,260.4m.

Tax The introduction of FRS19 (Deferred Tax) has had no material effect on the results of the company. The tax charge for the full year was 26.8%, a rate which should be sustainable for the foreseeable future.

Acquisitions Twelve bolt-on acquisitions were made in 2002 in Hygiene, Security, Pest Control and Tropical Plants at a total cost of £34.5m, contributing £19.5m to 2002 turnover.

Disposals In February 2003 the company completed the sale of its non-core, cash-in-transit operation in Belgium, this business having produced turnover in 2002 of £11.8m.

Share buy-back In 2002 the company purchased 92.4m shares at a cost of £237m.

Pensions Under FRS17 the net pension charge to the profit and loss account would have been £3.6m compared to the actual 2002 SSAP24 charge of £3.1m. The FRS17 balance sheet position at 31st December 2002 would have shown a net deficit, after deferred tax, of £109.2m which, given the company's market capitalisation in excess of £3 billion and compared to UK pension funds generally, is considered to be a low exposure.

Business Review

Chief Executive James Wilde said:

"The business review that I conducted during the second half of last year has reinforced my belief that the aim and strategy of the company remain appropriate. Our shared customer and prospect base, management expertise and critical mass lead me to believe that each of our businesses will perform better within Rentokil Initial than elsewhere.

The review identified a number of key factors which will provide a platform for more effective execution of management action, greater customer focus and improved sales and service productivity. These changes to the business will put us in an even stronger position to deliver our aim.

My first major change has been to create a service-based sector management structure. This replaces the regional structure and is the most significant management restructuring in twenty years. The rationale behind the new structure is broadly to group together businesses that provide the same services, or businesses which have similar operational and market drivers, whilst taking into account the size of individual sectors and their geographic spread."

- Key Findings

* The businesses share a common customer and prospect base.
* Groups of businesses share similar key operational and market drivers.
* The businesses need to be more outward facing with better targeted marketing.
* Further scope exists for sales and service productivity improvements.
* There is a demand for increased use of technology in customer reporting and quality programmes.
* Benefits will arise from further refinement of the recruitment process and further development of business-specific training.
* Potential exists for integrating back office functions.
* Opportunities exist for streamlining management reporting.

- Actions

Management Restructuring

The six regions have been replaced with four sectors, each one headed by a managing director – Edward Brown (Sector 1), Clive Ward (Sector 2), Henri Hendrickx (Sector 3) and Henry Chandler (Sector 4). As part of this process, there have been a number of senior management changes including the departure from the company of two regional managing directors and five senior managers. The central marketing function has been disbanded and responsibility has been devolved to each sector to improve marketing effectiveness.

Customer Focus

All businesses are now re-evaluating their sensitivity to changes in their customers' needs and markets, and are tasked with further development of their competitive advantages. Furthermore, they will more vigorously review quality control to ensure consistent, high standards of service delivery.

Sales Productivity

Each sector will identify branches with the highest productivity as the best practice benchmark. National account sales teams are being strengthened where appropriate.

Service Productivity

To enhance our competitive advantage the use of technology will be increased to provide customers with immediate and transparent information on service delivery and quality control. Sector-based service productivity measurements will be introduced to bring under-performing branches up to the standards of the best in their sector.

Recruitment and Training

A greater emphasis will be given to recruitment, in particular of future management talent and, to reinforce this, the management development director now reports directly to the chief executive. Our management development training programmes will be reviewed together with the introduction of further sector and business-specific training.

Operational Functions

There will be a review of the opportunities that the sector structure brings to streamline management reporting and integrate back office functions.

Prospects for 2003

Chief Executive James Wilde said:-

"The above changes should continue to drive turnover from organic growth, whilst maintaining and, where possible, improving profit margins in a low inflation and increasingly price-competitive environment. We will continue to search for suitable bolt-on acquisitions, primarily in security and hygiene.

On this basis, we aim for strong growth in turnover, profits before tax and earnings per share, which could be further enhanced by the continuation, as planned, of our share buy-back programme."

For further information:-

James Wilde, Chief Executive

Roger Payne, Finance Director

Charles Grimaldi, Corporate Affairs Director

01342 833022

SEGMENTAL ANALYSIS

		Year to 31st December 2002 £m	Year to 31st December 2001 £m
At December 2002 average exchange rates			
Business analysis	**Turnover**		

Hygiene	**697.6**	672.0
Security	**554.4**	503.1
Pest Control	**211.2**	203.5
Tropical Plants	**119.6**	122.4
Conferencing	**77.6**	74.7
Parcels Delivery	**189.0**	164.4
Facilities Management	**490.1**	461.3
Total at December 2002 average rates	**2,339.5**	2,201.4
Exchange	**-**	41.0
Total as reported	**2,339.5**	2,242.4
Operating profit		
Hygiene	**197.8**	193.1
Security	**52.2**	49.0
Pest Control	**79.0**	75.9
Tropical Plants	**20.9**	23.1
Conferencing	**26.8**	27.8
Parcels Delivery	**28.8**	24.9
Facilities Management	**36.2**	35.5
Total at December 2002 average rates	**441.7**	429.3
Exchange	**-**	7.5
Total as reported	**441.7**	436.8
Share of profit of other associate	**0.3**	0.3
Total as reported	**442.0**	437.1

Geographic analysis

Turnover		
United Kingdom	**1,153.4**	1,092.1
Continental Europe	**722.1**	670.2

North America	**334.4**	314.5
Asia, Pacific & Africa	**129.6**	124.6
Total at December 2002 average rates	**2,339.5**	2,201.4
Exchange	**-**	41.0
Total as reported	**2,339.5**	2,242.4
Operating profit		
United Kingdom	**225.2**	223.0
Continental Europe	**151.9**	142.9
North America	**20.5**	20.3
Asia, Pacific & Africa	**44.1**	43.1
Total at December 2002 average rates	**441.7**	429.3
Exchange	**-**	7.5
Total as reported	**441.7**	436.8
Share of profit of other associate	**0.3**	0.3
Total as reported	**442.0**	437.1

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year to 31st December 2002 £m	Year to 31st December 2001 £m
Turnover (including share of associate and franchisees)		
Continuing operations	**2,320.0**	2,242.4
Acquisitions	**19.5**	-
Turnover (including share of associate and franchisees)	**2,339.5**	2,242.4
Less:		
Share of turnover of associate	**(18.4)**	(19.5)
Turnover of franchisees	**(87.9)**	(79.0)
Turnover	**2,233.2**	2,143.9

Operating expenses	**(1,794.8)**	(1,710.8)
Operating profit		
Continuing operations	**435.3**	433.1
Acquisitions	**3.1**	-
	438.4	433.1
Share of profit of associates		
Mainstream	**3.3**	3.7
Other	**0.3**	0.3
Profit on ordinary activities before interest	**442.0**	437.1
Interest payable (net)	**(51.7)**	(62.8)
Profit on ordinary activities before taxation	**390.3**	374.3
Tax on profit on ordinary activities	**(104.6)**	(108.2)
Profit on ordinary activities after taxation	**285.7**	266.1
Equity minority interests	**(1.1)**	(0.9)
Profit for the financial year attributable to shareholders	**284.6**	265.2
Equity dividends	**(101.6)**	(94.9)
Profit retained for the financial year	**183.0**	170.3
Basic earnings per 1p share	**15.00p**	13.30p
Diluted earnings per 1p share	**14.94p**	13.26p
Dividends per 1p share	**5.53p**	5.00p
Weighted average number of shares (million)	**1,897**	1,994

Number of shares in issue at period end (million)	**1,861**	1,950

CONSOLIDATED BALANCE SHEET

		At 31st December 2002 £m	At 31st December 2001 £m
Fixed assets	Intangible assets	**177.0**	138.4
	Tangible assets	**624.3**	591.3
	Investments	**157.8**	158.5
		959.1	888.2
Current assets	Stocks	**45.4**	48.2
	Debtors	**493.1**	488.8
	Short term deposits and cash	**246.5**	389.6
		785.0	926.6
Creditors – amounts falling due within one year	Creditors	**(719.4)**	(691.6)
	Bank and other borrowings	**(65.0)**	(371.9)
		(784.4)	(1,063.5)
	Net current assets/(liabilities)	**0.6**	(136.9)
	Total assets less current liabilities	**959.7**	751.3
Creditors – amounts falling due after more than one year	Creditors	**(9.7)**	(11.7)
	Bank and other borrowings	**(1,441.9)**	(1,144.7)
		(1,451.6)	(1,156.4)
Provisions for liabilities and charges	Provisions for liabilities and charges	**(209.7)**	(236.0)

	Net liabilities	**(701.6)**	(641.1)
Equity capital and reserves	Share capital	**18.6**	19.5
	Share premium account	**46.3**	41.1
	Capital redemption reserve	**19.2**	18.3
	Other reserves	**8.2**	5.4
	Profit and loss account	**(800.2)**	(731.0)
	Equity shareholders' funds	**(707.9)**	(646.7)
	Equity minority interests	**6.3**	5.6
	Capital employed	**(701.6)**	(641.1)

CONSOLIDATED CASH FLOW STATEMENT

		Year to 31st December 2002 £m	Year to 31st December 2001 £m
Operating activities	Operating profit	**438.4**	433.1
	Depreciation charge	**152.4**	144.6
	Net movement in working capital	**(14.9)**	(1.6)
	Net cash inflow from operating activities	**575.9**	576.1

Associates' dividends	Dividends received form associates	**2.0**	1.1
Returns on investments and servicing of finance	Interest received	**54.4**	33.6
	Interest paid	**(109.2)**	(93.0)
	Interest element of finance leases	**(2.1)**	(2.6)
	Dividends paid to minority interests	**(0.6)**	(0.7)
	Net cash outflow from returns on investments and servicing of finance	**(57.5)**	(62.7)
Taxation	Tax paid	**(104.7)**	(112.1)
Capital expenditure and financial investment	Purchase of tangible fixed assets	**(183.5)**	(200.3)
	less: financed by leases	**11.4**	8.0
		(172.1)	(192.3)
	Sale of tangible fixed assets	**10.9**	16.1
	Net cash outflow from capital expenditure and financial investment	**(161.2)**	(176.2)
Acquisitions and disposals	Purchase of companies and businesses	**(34.5)**	(21.1)
	Disposal of companies and businesses	**-**	1.9
	Net cash outflow from acquisitions and disposals	**(34.5)**	(19.2)
Equity dividends paid	Dividends paid to equity shareholders	**(97.7)**	(92.3)
	Net cash inflow before use of liquid resources and financing	**122.3**	114.7
Management of liquid resources	Movement in short term deposits with banks	**83.5**	(249.4)
Financing	Issue of ordinary share capital	**5.2**	4.4
	Own shares purchased	**(234.6)**	(277.9)
	Net loan movement	**297.6**	229.0
	Capital element of finance lease payments	**(13.2)**	(13.5)
	Net cash inflow/(outflow) from financing	**55.0**	(58.0)

Net Cash	**Increase/(decrease) in net cash in the year**	**260.8**	(192.7)

CONSOLIDATED CASH FLOW STATEMENT

		Year to 31st December 2002 £m	Year to 31st December 2001 £m
Reconciliation of movement in net debt	Opening net debt	**(1,127.0)**	(962.8)
	Increase/(decrease) in net cash in the period	**260.8**	(192.7)
	Movement in deposits and loans	**(381.1)**	20.4
	Finance lease movements	**1.8**	5.5
	Exchange adjustments	**(14.9)**	2.6
	Closing net debt	**(1,260.4)**	(1,127.0)

RECONCILIATION OF MOVEMENTS

IN EQUITY SHAREHOLDERS' FUNDS

	Year to 31st December 2002 £m	Year to 31st December 2001 £m

Profit for the financial year	**284.6**	265.2
Equity dividends	**(101.6)**	(94.9)
Profit retained for the financial year	**183.0**	170.3
New share capital issued	**5.2**	4.4
Own shares purchased	**(237.5)**	(277.9)
Goodwill written back on disposals	**-**	(11.5)
Exchange adjustments	**(11.9)**	(4.6)
Net change in equity shareholders' funds	**(61.2)**	(119.3)
Opening equity shareholders' funds	**(646.7)**	(527.4)
Closing equity shareholders' funds	**(707.9)**	(646.7)

Notes 1. The profit and loss accounts and the cash flow statements for the year to 31st December 2002 and 31st December 2001 have been translated at average exchange rates for the relevant periods. Balance sheets have been translated at period end exchange rates. The segmental commentaries are translated at constant 2002 average exchange rates.

2. During the year the company purchased a further 92.4m of its own shares in the market (representing 4.7% of the company's issued share capital at 1st January 2002) under the authorities given by shareholders at the 2001 and 2002 annual general meetings. These shares have been or were being cancelled and their nominal value transferred to the capital redemption reserve on the balance sheet. These shares have been excluded in calculating the weighted average number of shares in issue after the date of their purchase by the company. As at 31st December 2002 authority had been given to purchase a further 250 million shares.

3. Tax comprises UK Corporation Tax (less double taxation relief) of £32.4m (2001: £37.8m) and overseas tax of £72.2m (2001: £70.4m).

At 26.8% (2001: 28.9%) the company's effective tax rate is 5.5% (2001:3.5%) below its underlying tax rate based on its geographical spread of profits, principally as a result of benefiting from tax losses £1.0m (2001: £2.7m), goodwill amortisation £1.0m (2001: £1.8m), adjustments in respect of prior periods £19.9m (2001: £7.8m) and other items £(0.5)m (2001: £0.8m).

Notes (continued) 4. The financial information has been prepared on the basis of the accounting policies set out in the full year 2001 Annual Report.

During the year the company has adopted Financial Reporting Standard (FRS) 19

"Deferred Tax" as issued by the Accounting Standards Board (ASB) in December 2000. Adoption of this FRS had no material financial effect on the results contained within these financial statements for the year ended 31st December 2002.

5. The financial information in this statement is not audited and does not constitute statutory accounts within the meaning of s.240 of the Companies Act 1985 (as amended).

6. Copies of the Annual Report will be despatched to shareholders and will also be available from the company's registered office at Felcourt, East Grinstead, West Sussex, RH19 2JY.

Financial Calendar Final dividend to be paid on 6th June 2003 to shareholders on the register on 9th May 2003.

Annual Report expected to be despatched to shareholders in April 2003.

Annual General Meeting at The British Library, 96 Euston Road, London NW1 2DB on Thursday 29th May 2003 at 10.30am.

END

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Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Management Structure
Released	11:36 4 Feb 2003
Number	0156H

4 February 2003

RENTOKIL INITIAL'S NEW CHIEF EXECUTIVE JAMES WILDE CREATES SECTOR MANAGEMENT STRUCTURE

New chief executive, James Wilde, today announced that he has re-organised the management of the company's operations along sector rather than geographic lines. There are now four sectors, each headed by a sector managing director reporting to James Wilde, compared with six regions under the old structure. The central marketing function has been discontinued, with each sector taking responsibility for its own marketing. Main board director, Edward Brown, who was previously marketing director, becomes one of the sector managing directors.

The company will continue to report performance both by service and geography.

Commenting upon the re-organisation, chief executive James Wilde said:

"The geographic structure served the company well for many years, but I believe that the sector-based structure will enable us to have greater sensitivity to our customers' changing needs and be more agile in responding to new opportunities. This new structure will help us maintain and develop our market positions and build on our competitive advantage of delivering consistent, high quality service.

I will be commenting further on these changes with the 2002 Preliminary Results on the 27th February."

ENDS

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Blocklisting Interim Review
Released	17:36 21 Feb 2003
Number	8396H

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company: Rentokil Initial PLC	
2.	Name of scheme: Rentokil Initial Discretionary Share Option Scheme	
3.	Period of return: From: 01 Nov 2001 to: 31 October 2002	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,295,815 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	24,147
6.	Balance under scheme not yet issued/allotted at end of period	1,271,668
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,300,000 Ordinary Shares of 1p; Admitted 15.09.00; RA/Rentokil Initial PLC/C00006-0002

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,860,985,236 as of 10 February 2003

Contact for queries:	Address:
Name: Paul Griffiths	Felcourt , East Grinstead
Telephone: 01342 830 332	West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company: Rentokil Initial PLC	
2.	Name of scheme: Rentokil Initial Approved Discretionary Share Option Scheme	
3.	Period of return: From: 01 Nov 2001 to: 31 October 2002	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,300,000 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	**NIL**
6.	Balance under scheme not yet issued/allotted at end of period	1,300,000

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,300,000 Ordinary Shares of 1p; Admitted 15.09.00; RA/Rentokil Initial PLC/C00006-0002

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,860,985,236 as of 10 February 2003

Contact for queries:	Address:
Name: Paul Griffiths	Felcourt , East Grinstead
Telephone: 01342 830 332	West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company: Rentokil Initial PLC	
2.	Name of scheme: Rentokil Initial Share Option Scheme for Key Executives	
3.	Period of return: From: 01 Nov 2001 to: 31 October 2002	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	2,352,641Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	1,515,126
6.	Balance under scheme not yet issued/allotted at end of period	837,515
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	5,000,000 Ordinary Shares of 1p; Admitted 08.06.99; RA/Rentokil Initial PLC/00002-0003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,860,985,236 as of 10 February 2003

Contact for queries:	Address:
Name: Paul Griffiths	Felcourt , East Grinstead
Telephone: 01342 830 332	West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company: Rentokil Initial PLC	
2.	Name of scheme: Rentokil Initial Share Option Scheme for Key Overseas Executives	
3.	Period of return: From: 01 Nov 2001 to: 31 October 2002	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	7,710,550 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	805,250
6.	Balance under scheme not yet issued/allotted at end of period	6,905,300
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	10,000,000 Ordinary Shares of 1p; Admitted 14/08/98; RA/Rentokil Initial PLC/00001-0001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,860,985,236 as of 10 February 2003

Contact for queries:	Address:
Name: Paul Griffiths	Felcourt , East Grinstead
Telephone: 01342 830 332	West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company: Rentokil Initial PLC	
2.	Name of scheme: Rentokil Initial Share Option Scheme for Key UK Executives	
3.	Period of return: From: 01 Nov 2001 to: 31 October 2002	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	10,778,291 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	1,129,674
6.	Balance under scheme not yet issued/allotted at end of period	9,648,617
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	12,000,000 Ordinary Shares of 1p; Admitted 1996; A/3603/1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,860,985,236 as of 10 February 2003

Contact for queries:	Address:
Name: Paul Griffiths	Felcourt , East Grinstead
Telephone: 01342 830 332	West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

Signature:

END

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